Exhibit 1 Mr. Biddle is the direct beneficial owner of 1,651,555 shares of Common Stock, including the 582,500 restricted shares referenced in Footnote (1). He is the indirect beneficial owner of 3,017 shares of Common Stock owned by the Trust Established Under the Urstadt Biddle Properties Inc. Excess Benefits and Deferred Compensation Plan, 2,307 shares of Common Stock owned by the Willing L. Biddle IRA for the benefit of Mr. Biddle, 5,163 shares of Common Stock owned by the P.T. Biddle (Deceased) IRA for the benefit of Mr. Biddle, 4,475 shares of Common Stock owned beneficially and of record by Catherine U. Biddle, Mr. Biddle's wife, 555 shares of Common Stock owned beneficially and of record by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle and 1,070 shares of Common Stock owned by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the Issue of Willing L. Biddle (the "Biddle Trust"). Mr. Biddle and Charles J. Urstadt are the sole trustees of the Biddle Trust.